The share exchange described in this press release involves securities of a Japanese company.  The offer is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.  It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

[Translation]
June 1, 2017
To whom it may concern:

Company Name:	Nippon Columbia Co., Ltd.
Name of Representative:	Shinichi Yoshida
President and Representative Director
(Code Number: 6791, First Section of the Tokyo Stock Exchange)
Contact:	Chikayo Suzuki, CFO, Director
TEL:	+81-3-6895-9870

Nippon Columbia’s Position on Certain Media Reports Released Today

Tokyo, June 1, 2017 --- Nippon Columbia Co., Ltd. (the “Company”) hereby announces the Company’s views and positions on a reported proposal (the “Proposal”) from RMB Japan Opportunities Fund, L.P. (“RMB”) for a tender offer to purchase shares of the common stock of the Company (the “Tender Offer”). This is a follow-up to our previous press release titled, “Regarding Certain Media Reports Released Today” issued at 12:15 p.m. today, which admitted that the Company had received the Proposal and stated that the Company would subsequently publish its views and positions on the Proposal.

The Company received from RMB a letter concerning the Proposal (the “Letter”), dated May 24, 2017. However, the Letter does not state the purpose of the Tender Offer, the specific management policies of the Company’s group that RMB intends to implement after the Tender Offer, the basis of calculation of the tender offer price in the Tender Offer, or other matters that are considered definitely necessary to assess and review the Tender Offer. Therefore, the Company’s board of directors has not been able to deliberate as to whether the Proposal is acceptable.

The substance of the Proposal described in the Letter is that RMB is prepared to make a tender offer for part or all of the common stock of the Company at a price of JPY 790 per share, and the Company’s board of directors was requested to reply to the Proposal by May 29, 2017. The Proposal is subject to the following conditions:

(1)	THAT the Company cancel the share exchange agreement entered into with Faith, Inc.;
(2)	THAT the Company’s board of directors give full support to the Tender Offer; and

(3)	THAT the Company give full support to RMB’s due diligence investigation of the Company’s business.

The substance of the Proposal published by RMB, of which the Company is aware, is the same as the substance of the Proposal described in the Letter.

(Reference websites:	http://www.businesswire.com/news/home/20170531006533/en/RMB-Capital-Proposed-Friendly-Tender-Offer-Nippon (in English);
http://www.businesswire.com/news/home/20170531006534/ja/ (in Japanese))

On May 29, 2017, the date set as a deadline for our reply, the Company requested RMB to clarify the above-mentioned matters, but at present has not received a response from RMB.

If the Company receives a reply from RMB answering the Company’s questions, the Company will consider the Proposal taking into account the substance of RMB’s reply and other relevant factors, follow appropriate procedures and determine its opinion as to whether to accept the Proposal. Upon making such a decision, the Company will promptly disclose the relevant decision.

It is our policy to respond sincerely to our shareholders’ opinions and suggestions on all issues including the present matter. The Company appreciates your continued support in our constant efforts to enhance our corporate value.

END